Exhibit 99.1

77 King St. W., Suite 4010 P.O. Box 159 Toronto-Dominion Centre Toronto, ON, M5K 1H1 Canada

GRANITE REIT DECLARES MONTHLY DISTRIBUTION FOR DECEMBER 2018

AND SPECIAL DISTRIBUTION

December 17, 2018, Toronto, Ontario, Canada – Granite Real Estate Investment Trust (“Granite”) (TSX: GRT.UN / NYSE: GRP.U) announced today that its board of trustees has declared a monthly distribution of CDN$0.233 per stapled unit. The monthly distribution will be paid by Granite on January 15, 2019 to stapled unitholders of record at the close of trading on December 31, 2018.

Granite’s board of trustees has also declared a special distribution of CDN$1.200 per stapled unit, which will comprise CDN$0.300 per stapled unit payable in cash and CDN$0.900 per stapled unit payable by the issuance of stapled units based on the closing market price of the stapled units on the Toronto Stock Exchange on December 31, 2018. The cash portion of the special distribution is intended to provide liquidity to unitholders to cover all or part of any non-resident withholding taxes or other income tax obligations that may arise from the additional taxable income being distributed via the special distribution. Concurrently with the issuance of stapled units pursuant to the special distribution, the outstanding stapled units of Granite will be consolidated such that each unitholder will hold, after the consolidation, the same number of stapled units as such stapled unitholder held before the special distribution. The special distribution will be made by Granite on January 15, 2019 and will be payable at the close of trading on December 31, 2018 to stapled unitholders of record at that time.

The stapled units will begin trading on an ex-dividend basis at the opening of trading on Friday, December 28, 2018 on the Toronto Stock Exchange and on the New York Stock Exchange.

TAX CONSIDERATIONS

Granite cautions that these comments are not intended to be, and should not be construed as, legal or tax advice to any particular unitholder. Granite recommends that unitholders consult their own tax advisors regarding the Canadian, U.S. federal and state income tax consequences and filing requirements.

Granite confirms that no portion of the monthly distribution or special distribution constitutes effectively connected income for U.S. federal tax purposes. A qualified notice providing the breakdown of the sources of the distributions will be issued to the Depository Trust & Clearing Corporation subsequent to the record date of December 31, 2018, pursuant to United States Treasury Regulation Section 1.1446-4.

Certain Canadian Federal Income Tax Considerations

Canadian Resident unitholders (i.e. unitholders that are resident in Canada for Canadian Income Tax Act purposes) will generally be required to include in their computation of income the amount of net income or taxable capital gains as determined by the Canadian Income Tax Act distributed to them by Granite during the 2018 taxation year or that become payable to them in 2018 including by virtue of the special distribution. Any return of capital distributions made by Granite during the year or that become payable in the year, will reduce the cost basis of such unitholders’ stapled units. This issuance of stapled units in satisfaction of the unit portion of the distribution will add to the aggregate tax cost basis of Canadian Resident unitholders’ units, and such aggregate basis will not change as a result of the consolidation.

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Certain U.S. Federal Income Tax Considerations

U.S. Resident unitholders (i.e. unitholders that generally are (i) citizens or residents of the United States, (ii) corporations organized in the United States or any state or other political subdivision thereof, (iii) estates, if the income of the estate is subject to U.S. federal income taxation regardless of its source, or (iv) trusts, if a court within the United States is able to exercise primary supervision over the trust’s administration and one or more U.S. persons have authority to control all of the trust’s substantial decisions) will generally be required to include their proportionate share of Granite’s taxable income, including capital gains as determined by the Code, for the 2018 taxation year in computing their taxable income. The cost basis of such unitholders’ stapled units will increase by their proportionate share of the taxable income and will decrease by the amount of distributions paid by Granite. The issuance of stapled units and concurrent consolidation of stapled units will not affect U.S. Resident unitholders as it relates to U.S. federal taxes. However, similar to Granite’s regular monthly distribution, Granite expects U.S. Resident unitholders will be subject to 25% Canadian non-resident withholding tax. The U.S. federal, state and local tax consequences to a unitholder of the transactions described above are complex and this summary of tax considerations is general in nature. Accordingly, each unitholder is urged to consult its own tax advisor regarding such tax consequences.

ABOUT GRANITE

Granite is a Canadian-based REIT engaged in the acquisition, development, ownership and management of industrial, warehouse and logistics properties in North America and Europe. Granite owns over 85 investment properties representing approximately 33 million square feet of leasable area.

OTHER INFORMATION

Copies of financial data and other publicly filed documents about Granite are available through the internet on the Canadian Securities Administrators’ Systems for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com and on the United States Securities and Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval System (EDGAR) which can be accessed at www.sec.gov. For further information, please see our website at www.granitereit.com or contact Kevan Gorrie, President and Chief Executive Officer, at 647-925-7500 or Ilias Konstantopoulos, Chief Financial Officer, at 647-925-7540.

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